UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON DC 20549

FORM 4

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



1.   Richardson, Edward J.
     40W267 Keslinger Road
     LaFox, IL 60147

2.   Richardson Electronics, Ltd. RELL

3.   ###-##-####

4.   July 1997

5.   NA

6.   Director, Chairman and 10% Stockholder

7.   Individual filing


TABLE I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned

1.   Class B Common Stock $.05 par value

2.   7/29/97

3.   G

4.   1,000     A

5.   3,190,421

6.   D


/s/ Edward J. Richardson

August 7, 1997